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                                                                EXHIBIT 99(a)(3)

                                    [LOGO]
                             Cade Industries, Inc.

                                                               October 21, 1999

Dear Shareholders:

    I am pleased to inform you that on October 21, 1999 Cade Industries, Inc. entered into an Agreement and Plan of Merger with United Technologies Corporation. Under this merger agreement, a subsidiary of United Technologies is today commencing a cash tender offer to purchase all of the outstanding shares of Cade's common stock at a price of $5.05 per share. Following completion of the tender offer, and upon the terms and subject to the conditions of the merger agreement, the United Technologies subsidiary will merge with Cade and each share of Cade's common stock not purchased in the tender offer (other than treasury shares, shares owned by United Technologies and shares owned by any dissenting shareholders) will be converted into the right to receive $5.05 per share in cash, without interest.

    Cade's Board of Directors has unanimously approved the merger agreement, approved the tender offer and the merger, determined that the tender offer and the merger are in the best interests of Cade's shareholders and unanimously recommends that shareholders accept the offer and tender their shares thereunder.

    Attached to this letter is a copy of the Schedule 14D-9 filed by Cade with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for the Board's recommendation. Also enclosed is the Offer to Purchase of the United Technologies subsidiary making the tender offer together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents contain the terms and conditions of the offer and the merger, provide detailed information about these transactions and include information as to how to tender your shares. I urge you to read these documents carefully.

                                              Very truly yours,

                                              /s/ Richard A. Lund
                                              Richard A. Lund
                                              President and Chief Executive
                                          Officer